UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CEDAR SHOPPING CENTERS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.06 PER SHARE

(Title of Class of Securities)

150602209

(CUSIP Number)

Roberta S. Matlin

President

Inland Investment Advisors, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150602209

1.	Names of Reporting Persons Inland American Real Estate Trust, Inc. (I.R.S. Employer Identification No. 34-2019608)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,432,738 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,432,738 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,432,738 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)  The number of shares reported as beneficially owned is as of February 25, 2008.

(2)  The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons Inland Investment Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,434,738 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,434,738 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,434,738 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3% (2)

14.	Type of Reporting Person (See Instructions) IA, CO

(1)  The number of shares reported as beneficially owned is as of February 25, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.

(2)  The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons Inland Real Estate Investment Corporation (I.R.S. Employer Identification No. 36-3337999)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,434,738 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,434,738 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,434,738 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3% (2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1)  The number of shares reported as beneficially owned is as of February 25, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly-owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2)  The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons The Inland Group, Inc. (I.R.S. Employer Identification No. 36-3189393)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,434,738 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,434,738 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,434,738 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3% (2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1)  The number of shares reported as beneficially owned is as of February 25, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(2)  The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,434,738(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,434,738(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,434,738(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3%(2)

14.	Type of Reporting Person (See Instructions) HC, IN

(1)  The number of shares reported as beneficially owned is as of February 25, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2)  The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons Robert D. Parks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  The number of shares reported as beneficially owned is as of February 25, 2008.

(2)  The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation, The Inland Group, Inc. and Daniel L. Goodwin with the Securities and Exchange Commission (the “SEC”) on January 22, 2008 (the “Initial Statement,” and together with Amendment No. 1 filed with the SEC on February 14, 2008, Amendment No. 2 filed with the SEC on February 19, 2008 (“Amendment No. 2”), and this Amendment No. 3, the “Schedule 13D”), in connection with the acquisition of additional Shares of the Reporting Persons.  Capitalized terms used in this Amendment No. 3 without being defined herein have the meanings given to them in the Initial Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Pursuant to the Inland American Advisory Agreement, Adviser has purchased on behalf of Inland American an additional 448,400 Shares for an aggregate price of $5,153,197 in approximately 5 open-market transactions from 1:30 p.m. central time, February 19, 2008 through February 25, 2008.  The working capital of Inland American and brokerage account margin loans were the sources of consideration for the purchases.

Adviser has purchased 2,000 Shares on behalf of Mr. Robert D. Parks for an aggregate price of $27,780 pursuant to an investment advisory agreement for discretionary accounts Adviser has entered into with Mr. Parks, substantially in the form attached as Exhibit 7.6 to this Schedule 13D.  The personal funds of Mr. Parks were the source of consideration for these purchases.

The investment advisory agreement for discretionary accounts by and between Adviser and Mr. Parks and the Inland American Advisory Agreement are collectively referred to in this Schedule 13D as the “Advisory Agreements.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                  See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the shares held in the discretionary accounts of the Adviser Clients (as defined below in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of Inland American, Adviser, IREIC or TIGI, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares beneficially owned by those entities, respectively.

(b)                                 See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

CUSIP No. 150602209

(c) During the past 60 days, Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price per Share	Total Purchase Price
January 7, 2008	B	147,200	$9.75	$1,435,914
January 8, 2008	B	250,000	$9.76	$2,440,180
January 9, 2008	B	202,300	$9.55	$1,932,151
January 10, 2008	B	194,587	$9.78	$1,903,738
January 11, 2008	B	100,000	$9.62	$965,194
January 11, 2008	B	153,800	$9.70	$1,491,460
January 14, 2008	B	81,900	$9.80	$802,765
January 14, 2008	B	161,600	$9.83	$1,593,622
January 15, 2008	B	58,200	$9.82	$571,551
January 15, 2008	B	785,900	$9.85	$7,762,496
January 16, 2008	B	163,400	$10.00	$1,639,625
January 17, 2008	B	360,900	$10.03	$3,630,297
January 18, 2008	B	126,009	$9.99	$1,262,198
February 14, 2008	B	439,500	$11.13	$4,892,409
February 15, 2008	B	165,700	$11.21	$1,863,218
February 19, 2008	B	44,500	$11.38	$507,629
February 19, 2008	B	55,500	$11.41	$635,095
February 20, 2008	B	56,600	$11.48	$651,669
February 21, 2008	B	93,900	$11.45	$1,077,977
February 22, 2008	B	198,900	$11.48	$2,289,085
February 25, 2008	B	43,500	$11.45	$499,371

To the knowledge of the Reporting Persons, none of the executive officers and directors of Inland American,  Adviser, IREIC or TIGI, with the exception of Robert D. Parks, has effected any transactions in Shares of the Company in the last 60 days or otherwise.  Mr. Goodwin has not effected any transactions in Shares of the Company on his own behalf in the last 60 days or otherwise.  Mr. Parks owns 2,000 Shares at a total cost of $27,780.

(d) None.
(e) Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The first, second, and third paragraphs of Item 6 in the Initial Statement are hereby amended and restated in their entirety with the following:

The Adviser purchased the Shares for the accounts of its clients, respectively, pursuant to the terms of that client’s corresponding Advisory Agreement.  The Advisory Agreements provide that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the separate accounts that each of Inland American and Mr. Parks (collectively, the “Adviser Clients” and, each individually, an “Adviser Client”) maintains with Adviser, subject to certain investment guidelines that the Adviser Clients may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  The Advisory Agreements also provide that the Adviser has the power as an Adviser Client’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of all of the assets of the accounts of that Adviser Client.  Either party to an Advisory Agreement may terminate that Advisory Agreement upon

CUSIP No. 150602209

thirty days’ written notice.  The Inland American Advisory Agreement is attached to this Schedule 13D as Exhibit 7.1, and a form of advisory agreement into which Mr. Parks has entered is attached as Exhibit 7.6 to this Schedule 13D and incorporated herein by reference.

Because there is no written or other express agreement between or among any of Inland American, TIGI, IREIC, Mr. Goodwin and Mr. Parks to acquire, hold, vote or dispose of Shares, and because the services provided by investment advisers to clients generally do not create such an agreement between or among that adviser and its clients, the Reporting Persons in accordance with instruction (2) to the cover page of Schedule 13D do not affirm that they are acting as a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); however, in accordance with the perceived statutory purpose of Section 13(d) to inform investors as to accumulations of an issuer’s securities and because of the relationships among the Reporting Persons described in this Schedule 13D, the Reporting Persons have filed this Schedule 13D jointly pursuant the rules promulgated under Section 13(d), including Rule 13d-1(k).  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and between these persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Adviser, and Inland American are separate legal entities.  IREIC sponsored Inland American.  Adviser is a wholly owned subsidiary of IREIC, which is a wholly owned subsidiary of TIGI, of which Mr. Goodwin is a controlling shareholder.  These entities have some common officers and directors; however, the board of directors of Inland American is comprised of a majority of independent directors.  An investment committee comprised of three members of the board of directors of Adviser oversees the overall investment strategy and decisions made with respect to the discretionary accounts that it manages within the respective investment guidelines provided to it by its clients, including Inland American and Mr. Parks.  Mr. Goodwin, Mr. Parks and Ms. Roberta S. Matlin are members of this investment committee.  Mr. Goodwin manages the day-to-day operations of Adviser.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following exhibit:

Exhibit Number	Exhibit
7.6	Form of Investment Advisory Agreement for Discretionary Accounts

7.7	Joint Filing Agreement with respect to this Amendment No. 3

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President

Dated: February 26, 2008	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Dated: February 26, 2008	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: February 26, 2008	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: February 26, 2008	Daniel L. Goodwin

/s/ Daniel L. Goodwin

Dated: February 26, 2008	ROBERT D. PARKS

/s/ Robert D. Parks